201 Daktronics Drive PO Box 5128
February 18, 2015	Brookings, SD 57006-5128
tel 800-843-5843 605-692-0200
fax 605-697-4700
via EDGAR and U.S. Mail	www.daktronics.com

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re:	Daktronics, Inc.
Form 10-K
Filed June 12, 2014
File No. 0-23246
Dear Mr. O’Brien:
We received your comment letter dated February 5, 2015 requesting explanations and information regarding the above-referenced Annual Report on Form 10-K and our Proxy Statement and Proxy filed on July 15, 2014. In response to your letter, we are providing the following explanations and information. We welcome comments you make on our filings, as our goal is to ensure that the filings are in accordance with all applicable rules and regulations. Each of your comments is included and numbered in the same order as in your letter and is followed by our response.
Form 10-K for the year ended April 26, 2014
Management’s Discussion and Analysis, page 18

1.
We note your disclosure on page 30 that the effective tax rate for the fourth quarter of fiscal 2014 was 74.3% compared to an effective tax rate of 22.9% for the year ago period, the increase due primarily to “a one-time $2.3 valuation allowance against our equity in investments booked” in that quarter. It does not appear this valuation allowance is adequately explained in your document. Given the material impact of this item on your fourth quarter and annual net income, please tell us and revise future filings in MD&A or in the tax footnote to significantly expand your explanation of the underlying factors that resulted in you recording the $2.3 million valuation allowance. Please refer to ASC 740-10-50-12. A discussion by specific jurisdiction/geography and a thorough analysis of the quantitative and qualitative information of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets appears warranted under these circumstances. Please refer to ASC 740-10-30-16 through 30-25 for guidance. Also please tell us whether an impairment loss was recorded on the related equity investments. If not, please tell us why not. Refer to ASC 320-10-35 beginning with paragraph 17 thereunder.

Response:

We will revise our future filings to expand our explanation of the valuation allowance to include the following detail:
Income tax expense increased in the fourth quarter of fiscal 2014 and for fiscal year 2014 by $2.3 million for a one-time valuation allowance against a deferred tax asset. The deferred tax asset was related to book losses recorded under the equity method in prior years through fiscal 2010 from an investment in an affiliate ("affiliate") that is a

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
February 18, 2015

United States entity. The investment in the affiliate was previously written down to $0 in a prior year's financial statements and was completely written off in fiscal 2010.
We continued carrying the deferred tax asset as the affiliate continued business with potential to become profitable and regain value. A tax triggering event had not occurred with the affiliate under the applicable provisions of the U.S. Internal Revenue Code of 1986 (the "Code") and the regulations adopted under the Code even though we had written down the investment to $0. We continued to evaluate our ability to obtain the deferred tax benefit if a tax triggering event occurred after fiscal 2010 and we had a tax strategy to generate capital gains to offset any capital loss when generated within the allowed statute of limitations if a triggering tax event occurred.
During the fourth quarter of fiscal 2014, we were notified that the affiliate had sold off a significant portion of its operations for a substantial loss. This loss puts us in doubt of any financial recovery of our investment in the affiliate. Although the full capital loss of the affiliate has not yet been triggered the Code, we have concluded that it would be more likely than not a capital loss if the affiliate goes out of business or we abandon the partnership. Capital losses have limited carryforwards and can only offset capital gains. Although we previously had strategies in place to generate a capital gain to offset the capital loss, in light of the new information, prior tax planning strategies would not generate sufficient capital gains to offset the capital loss. Additionally, a tax court case solidified capital loss treatment versus ordinary gain treatment in abandonments. The Pilgrim's Pride Corporation v. Commissioner and Code Sections 165 and 1234A states that loss deductions related to worthless security abandonments would be treated as a capital loss versus an ordinary loss.
Although the full capital loss of the equity investment has not yet been triggered, we have concluded that because of the reduction in the value of the affiliate in the fourth quarter of fiscal 2014 and the results of the recent tax case, we would have difficulty recovering the capital tax loss under the Code. Therefore, we recognized a valuation allowance offsetting the deferred tax asset related to this investment in the affiliate in the fourth quarter of fiscal 2014.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 13
Base Salary, page 15

2.
We note the significant increases in the base salaries of Mr. Reece Kurtenbach, Ms. Sheila Anderson and Mr. Bradley Wiemann in the summary compensation table. In future filings, please clearly explain the reasons for any large salary increases, including the 2014 salary increases, and the factors used to determine such salary increases awarded to your named executive officers. In this regard, please also see our comment six from our January 29, 2010 letter requesting enhanced disclosure about adjustments to base salaries.

Response:

As we analyzed this question, we discovered that the Summary Compensation Table (the “Table”) included in our Proxy Statement filed with the Securities and Exchange Commission on July 15, 2014 (“2014 Proxy Statement”), including the footnotes, contained errors. These errors caused us to overstate salaries and other compensation paid to our named executive officers (the “NEOs”) as set forth in the Table, as follows:

•
In the Table, we inadvertently included non-equity incentive plan compensation earned in fiscal 2013 and paid in fiscal 2014 as fiscal 2013 compensation in the column entitled “Non-equity Incentive Plan Compensation($)” and as fiscal 2014 compensation in the column entitled “Salary($).” It should have been reported only as fiscal 2013 compensation in the column entitled “Non-Equity Incentive Plan Compensation($).” Thus, in the Table in the column entitled "Salary($)", the amounts of the fiscal 2014 salaries paid to the NEOs were overstated by a total of $214,622.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
February 18, 2015

•
The amounts of fiscal 2013 non-equity incentive plan compensation reported in the Table were based on preliminary calculations, and the amounts of such compensation actually paid to the NEO’s were less than reported in the Table. This resulted in an overstatement of such amounts by a total of $13,703.

•
A $30,000 bonus that was earned by Ms. Sheila Anderson upon her appointment as Chief Financial Officer in fiscal 2013 and paid to her in fiscal 2014 was included in her salary for fiscal 2013 and 2014, resulting in a $30,000 overstatement of her fiscal 2014 salary but no change in total compensation.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
February 18, 2015

The revised Summary Compensation Table is as follows:

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards($) (1)	Option Awards($) (2)	Non-Equity Incentive Plan Compensation($) (3)	All Other Compensation($)(4)	Total($)
Reece A. Kurtenbach(5)	2014	$247,123	—	$34,580	$165,900	$81,765	$5,882	$535,250
Chief Executive Officer and	2013	195,854	—	18,079	37,368	35,104	4,896	291,301
President	2012	187,776	—	17,136	35,805	—	5,319	246,036
Sheila M. Anderson(6)	2014	$172,224	—	$27,170	$34,075	$41,321	$6,528	$281,318
Chief Financial Officer	2013	111,116	40,000	18,168	34,300	27,918	4,659	236,161
Dr. Aelred J Kurtenbach	2014	$150,000	—	—	—	$17,775	$3,885	$171,660
Chairman of the Board	2013	150,000	—	—	—	14,100	4,500	168,600
	2012	150,000	—	—	—	—	4,500	154,500
Bradley T. Wiemann	2014	$202,896	—	$29,640	$37,200	$46,626	$7,558	$323,920
Executive Vice President	2013	188,774	—	18,079	37,368	33,884	5,726	283,831
	2012	182,266	—	17,136	35,805	—	6,093	241,300
Matthew J. Kurtenbach(7)	2014	$185,762	—	$29,640	$37,200	$43,798	$6,523	$302,923
Vice President
James B. Morgan(8)	2014	$145,304	—	$29,990	$24,998	—	$23,382	$223,674
Former Chief Executive	2013	310,680	—	19,000	39,271	73,010	6,349	448,310
Officer and President	2012	310,680	—	18,768	39,215	—	6,524	375,187

(1)
Consists of restricted stock units granted under the 2007 Plan.  In accordance with ASC 718, the amount is calculated based on the fair value of the grant date fair value of the award. Refer to “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates ” in our Annual Report on Form 10-K for the year ended April 26, 2014 for a discussion of the assumptions used in calculating the amount under ASC 718.

(2)
Consists of stock options granted under the 2007 Plan.  The value of the option awards is calculated based on the grant date fair value of the award in accordance with ASC 718.  Refer to “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates ” in our Annual Report on Form 10-K for the year ended April 26, 2014 for a discussion of the assumptions used in calculating the amount under ASC 718.

(3)
The amounts in this column reflect the total variable cash compensation paid to the Named Executive Officers under the non-equity-based incentive compensation plan. As explained earlier in this proxy statement, variable incentive compensation payments are based upon the achievement of certain operating margin targets for fiscal 2013 and fiscal 2014. There were no payments under this plan during fiscal 2012.

(4)
Consists of matching contributions made by us under the 401(k) Plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, and $17,500 in director's fees earned and paid after September 1, 2013 to James B. Morgan.

(5)
Reece A. Kurtenbach was named Chief Executive Officer and President on September 1, 2013. Mr. Kurtenbach's salary was increased to $275,000 effective September 1, 2013, and he was awarded additional stock compensation for the increase in responsibilities.

(6)
Sheila M. Anderson was named Chief Financial Officer and Treasurer in September 2012. Ms. Anderson's salary was increased to $162,000 effective September 12, 2012. The amount of Bonus earned by Ms. Anderson for fiscal 2013 consists of a bonus of $10,000 earned during the period she served as the Corporate Controller and a one-time bonus of $30,000 paid to her after the completion of her first year as Chief Financial Officer in September 2013,

(7)	Matthew J. Kurtenbach became a Named Executive Officer during fiscal 2014.

(8)
James B. Morgan retired as Chief Executive Officer and President effective September 1, 2013. Mr. Morgan remains on the board of directors and his board compensation is included in the All Other Compensation column.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
February 18, 2015

Future filings will include the correct compensation information.
The fiscal 2014 salary increases for Mr. Reece Kurtenbach, Ms. Sheila Anderson and Mr. Bradley Wiemann were based on benchmarking data that the Compensation Committee reviewed as described in the 2014 Proxy Statement in the section entitled “Compensation Discussion and Analysis.” Benchmarks for position, company size, and company types were used in addition to compensation information from Salary.com and the Economic Research Institute. The Compensation Committee increased the fiscal salaries of Mr. Kurtenbach, Ms. Anderson and Mr. Wiemann due to their performance and to continue to pay them competitively for their respective positions.
In addition, Mr. Reece Kurtenbach’s compensation was increased as a result of his increased responsibilities when he was named President and Chief Executive Officer on September 1, 2013. Mr. Kurtenbach’s base salary increased to $275,000 per year in September 2013 to align his salary conservatively with other CEO salary benchmarks.
Finally, Ms. Sheila Anderson's compensation increased from fiscal 2013 to fiscal 2014 due to a full year of being in the Chief Financial Officer position.
In future filings, we will explain any significant adjustments to the base salaries of our NEOs in greater detail as set forth in the foregoing paragraphs.
Equity-Based Compensation Program, page 16

3.
We note disclosure that for 2014, the valuation of equity grants is approximately $2.3 million. In future filings, please clearly disclose whether this pool includes all of your employees, including the named executive officers, or just your named executive officers. We also note disclosure that the equity allocation among named executive officers is based on historical grants, the value of past grants and the company’s performance, all of which are subject to various factors disclosed in the section “Role of Compensation Committee, Philosophy and Objectives” on page 14, including individual performance. In future filings, please revise your disclosure to provide a more specific analysis of how the amounts of individual stock options and restricted stock units awarded are determined for each named executive officer, specifying the elements of company and individual performance that are taken into account and clearly explain why your chief executive officer received a substantially larger stock option award in 2014.

Response:

As described in our 2014 Proxy Statement on page 16 in paragraph two of the section entitled “Equity-Based Compensation Program,” the Compensation Committee determines the number of shares that may be subject to equity awards for all employees, including the NEOs. In future filings, we will make it clear that the valuation of equity grants is for all employees, including NEOs. For example, we would change the phrase in the fourth paragraph of that section from “would be limited to $2.3 million” to “would be limited to $2.3 million for all employees, including the Named Executives Officers.”
The Compensation Committee and the Board of Directors generally follow a practice of calculating the equity grant valuation limit based on the share price on the date of the Compensation Committee meeting at which the equity grants are determined by the Committee for recommendation to the Board to assure that the valuation limit is consistent with the approximate dilution limit of 1%. The Compensation Committee then allocates these equity grants to the NEOs and the CEO allocates equity grants to selected employees.
The Compensation Committee and the Board of Directors also generally follow a practice of allocating similar equity grants to each of the NEOs, with some variation based on responsibilities and experience.  For the fiscal 2014 allocation, the Committee determined that each NEO would be allocated approximately 10,000 equity grants, with a ratio of 2.5:1 of incentive stock options to restricted stock units.  The Committee recommended that Reece A. Kurtenbach should receive more equity grants than the other NEOs due to his being named as the next Chief

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
February 18, 2015

Executive Officer, and that Sheila A. Anderson should receive fewer equity grants due to it being her first year as Chief Financial Officer.  The Board approved the Compensation Committee’s recommended allocation.
In fiscal 2014, Mr. Kurtenbach was granted incentive stock options to purchase 8,750 shares of our common stock and restricted stock units for 3,500 shares in the annual employee equity grant.  The Compensation Committee also recommended and the Board approved a one-time grant to Mr. Kurtenbach of incentive stock options to purchase 25,000 shares when he was appointed as Chief Executive Officer as described in footnote 5 to the Table.
In future filings, we will provide a more specific analysis of how the amounts of individual stock options and restricted stock units awarded are determined for each NEO, specifying the elements of company and individual performance that are taken into account, and explain why our Chief Executive Officer received a substantially larger stock option aware in fiscal 2014, as set forth in the foregoing paragraphs.
Proxy card

4.
In future filings, please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response:

In our future proxy cards, we will change the language from “Advisory vote on the compensation of named executives” to “Advisory approval of the Company’s executive compensation.”

In responding to your comments, we acknowledge that:

•	Daktronics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Daktronics, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me directly at 605-692-0214. Also, please note that we have copied our securities attorney and auditors with this letter, as they obviously are closely involved in reviewing our disclosures and reporting practices.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
February 18, 2015

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Reece A. Kurtenbach, President and CEO, Daktronics, Inc.
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
William P. Miller, Ernst & Young LLP